

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2020

David J. Arthur
President and Chief Executive Officer
Salarius Pharmaceuticals, Inc.
2450 Holcombe Blvd.
Suite J-608
Houston, TX 77021

      Re: Salarius Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed January 10, 2020
           File No. 333-235879

Dear Mr. Arthur:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences